Exhibit (a)(1)(e)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as described below). The Offer (as described below) is made only by the Offer to Purchase (as described below, dated as of December 14, 2018 and the related Letter of Transmittal (as described below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as described below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

TESARO, INC.

at

$75.00 per Share

Pursuant to the Offer to Purchase dated December 14, 2018

by

ADRIATIC ACQUISITION CORPORATION,

GLAXOSMITHKLINE LLC

and

GLAXOSMITHKLINE PLC

Adriatic Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware, which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), is offering to purchase all of the issued and outstanding shares (each, a “Share,” and collectively, “Shares”) of common stock, par value $0.0001 per share, of TESARO, Inc., a Delaware corporation (the “Company”), for $75.00 per Share (the “Offer Price”), net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), dated December 14, 2018, and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and together with this Offer to Purchase and other related materials, as each may be amended and supplemented from time to time, the “Offer”). Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE PAST 11:59 P.M., EASTERN TIME, ON JANUARY 14, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 3, 2018 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), on the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares (i) held in the treasury of the Company or owned by

Parent, Purchaser or the Company, or any direct or indirect wholly-owned subsidiary thereof, immediately prior to the Effective Time or (ii) held by a holder who is entitled to demand and properly demands appraisal of such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject only to the satisfaction or waiver (to the extent permitted under the Merger Agreement) of those conditions set forth in Section 15 – “Conditions of the Offer” of the Offer to Purchase. There is no financing condition to the Offer.

The term “Expiration Date” means one (1) minute past 11:59 P.M., Eastern time, on January 14, 2019, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Board of Directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the holders of the Shares, (ii) approved, declared advisable and adopted the Merger Agreement and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

(a)

Purchaser shall extend the Offer for one (1) or more periods of time of up to ten (10) business days (or such longer period as may be agreed to by Parent and the Company) per extension if, at any scheduled Expiration Date, any Offer Condition (as described in the Offer to Purchase) (other than the Minimum Tender Condition) (as described below) has not been satisfied and has not been waived (to the extent permitted under the Merger Agreement); and

(b)

Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission, the staff thereof or The NASDAQ Stock Market LLC applicable to the Offer.

However, Purchaser shall not, without the prior written consent of the Company, extend the Offer beyond the Outside Date (as described in the Offer to Purchase).

In addition, if, at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived, and the Minimum Tender Condition shall not have been satisfied, Purchaser shall extend the Offer for two (2) consecutive increments of not less than ten (10) business days each (or for such shorter period as may be agreed to by Parent and the Company); provided (i) Purchaser shall not be permitted to extend the Offer pursuant to this sentence on more than two (2) occasions and (ii) Purchaser shall not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Outside Date.

The “Minimum Tender Condition” means that there shall have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h)(6) of the DGCL) and not validly withdrawn prior to the Expiration Date that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly-owned subsidiaries), represents at least one share more than fifty percent (50%) of all Shares outstanding as of the consummation of the Offer (including Shares issuable in respect of the Company Stock Options (as described in the Offer to Purchase) that have satisfied all of the requirements for exercise and outstanding restricted or unrestricted stock units of the Company that have vested, in each case, prior to the Expiration Date).

If the Offer is consummated, Purchaser will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Parent, Purchaser and Company have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of the Company’s stockholders.

Purchaser expressly reserves the right at any time or, from time to time, in its sole discretion, to waive, in whole or in part, any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that, without the prior written consent of the Company, Purchaser shall not:

•	decrease the Offer Price or change the form of the consideration payable in the Offer;

•	decrease the number of Shares sought pursuant to the Offer;

•	amend or waive the Minimum Tender Condition;

•	add to the Offer Conditions;

•	modify the Offer Conditions in a manner adverse to the holders of Shares;

•	extend the Expiration Date of the Offer except as required or permitted by the Merger Agreement; or

•	make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern Time, on the business day after the previously scheduled Expiration Date.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents. Purchaser is not providing for guaranteed delivery procedures.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Parent and Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer on the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within sixty (60) days after the commencement of the Offer, you may withdraw them at any time after February 12, 2019, the sixtieth (60th) day after the commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer (as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the

Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Parent with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal, as well as the Schedule 14D-9 (as described in the Offer to Purchase), will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder (as described in the Offer to Purchase) who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. The exchange of Shares for cash pursuant to the Offer or the Merger generally will not result in tax to a non-U.S. Holder under federal income tax laws unless such non-U.S. Holder has certain connections with the United States. See Section 5 – “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), or PJT Partners LP or Merrill Lynch, Pierce, Fenner & Smith, Incorporated, the dealer managers for the Offer (the “Dealer Managers”), at their respective addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Such copies will be furnished promptly at Purchaser’s expense. None of Parent or Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May

Call Toll-free: (888) 750-5834

Banks and Brokers May

Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

PJT Partners LP

280 Park Avenue

New York, New York 10017

Phone: (212) 551-2564

Merrill Lynch, Pierce, Fenner & Smith, Incorporated

Bank of America Tower

One Bryant Park

New York, New York 10036

Toll-free: (888) 803-9655

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